Exhibit 19.1

Chicago Atlantic BDC, Inc. Insider Trading Policy and Procedures

Chicago Atlantic BDC, Inc. (the "Company") has adopted this policy and procedure on insider trading (the “Policy”) which applies to each Officer and Director of the Company and members of their respective families/household 1. Furthermore, the Company CCO will ensure that any such each of the Fund’s service providers, each of which may have regular access to material information that is not publicly available, has policies and procedures to prevent insider trading. Under this Policy, the Officers and Directors, are forbidden from:
•	trading in any securities on the basis of material, nonpublic information (“MNPI”) or inside information [2].

•	having others trade for such person in such securities while he or she is in possession of MNPI.

•	recommending trading in a security to which MNPI relates, or otherwise recommend the purchase or sale of any such securities.

•	communicating (or “tipping”) to others confidential or nonpublic information concerning the Company orother companies.

This Policy contains a discussion of insider trading and describes the special trading restrictions applicable to those subject to these requirements.

What is “Insider Trading?”

Insider trading is a violation of the Company’s policy and a violation of the Federal Securities Laws.

The term “insider trading” generally is used to refer to the use of MNPI to trade in securities, or the communication of MNPI to others who may trade on the basis of such information.

While the law concerning insider trading is not static, it is generally understood that the law prohibits “insiders” from:
•	trading in impacted securities while in possession of MNPI.

•	having others trade on the insider’s behalf while the insider is in possession of MNPI.

•
communicating nonpublic information to others who may then trade impacted securities or pass on the information to others who may trade impacted securities. Such conduct, also known as “tipping,” results in liability for the insider who communicates the information, even if the insider does not actually trade, and for the person who receives and trades on suchinformation.

The elements of insider trading and the potential penalties for such unlawful conduct are discussed below in this Policy.

1 For purposes of this Policy, members of your family/household include: (i) your spouse or domestic partner (unless they do not live in the same household as you and you do not contribute in any way to their support); (ii) your children under the age of 18; (iii) your children who are 18 or older (unless they do not live in the same household as you and you do not contribute in any way to their support); and (iv) any of your stepchildren, grandchildren, parents, stepparents, grandparents, brothers, sisters, parents-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law (including in each case adoptive relationships) who live in your household.
2 Any securities about which an insider has MNPI, including securities of the Company, are henceforth referred to as “impacted securities”.

Who is an Insider?
The concept of “insider” is broad and generally includes any person who possesses nonpublic information about the Company and who has a duty to the Company to keep this information confidential. In the case of the Company,“insiders” include officers and directors of the Company and any Access Person (as defined in the Investment Advisers Act of 1940) of the Company’s investment adviser or person who may have regular access to MNPI. In addition, a person can be a “temporary insider” if he/she enters into a relationship to serve the Company and as a result gains access to inside information. Outsiders who routinelybecome temporary insiders include, among others, the Company’s attorneys, accountants, consultants and other service providers.
What is Material Information?

Trading while in the possession of inside information is not a basis for liability unless the information is “material.” Information is generally defined as material if there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions, or information that is reasonably certain to affect the price of impacted securities. It is important to remember that materiality will always be judged with the benefit of hindsight. Simply stated, “inside” information could be material because of its expected effect on the price of securities. Whether a particular event or fact constitutes material information will depend on the surrounding facts and circumstances and must be decided on a case-by-case basis. You should consult with the Company CCO if there appears to be any potential question as to whether non-public information is material.

Material information concerning a company may include, but is not limited to:
•	Dividend or earnings announcements;
•	Asset write-downs or write-offs;
•	Additions to reserves for bad debts or contingent liabilities;
•	Expansion or curtailment of company or major division operations;
•	Merger or joint venture announcements;
•	New product/service announcements;
•	Discovery or research developments;
•	Criminal, civil or government investigations or indictments;
•	Court decisions;
•	Labor disputes;
•	Debt service or liquidity problems;
•	Bankruptcy or insolvency;
•	Tender offers or stock repurchase plans;
•	Capital raising plans; or
•	Recapitalization plans.

What is Nonpublic Information?

In order for information to qualify as “inside” information it must not only be “material,” it must be “nonpublic.” “Nonpublic” information is information which has not been made available to investors generally. This includes information received from sources or in circumstances indicating that the information has not yet been generally circulated.

At such time as MNPI has been released to the investing public, it loses its status as “inside” information. However, for “nonpublic” information to become public information it must be disseminated through recognized channels of distribution designed to reach the securities marketplace, and sufficient time must pass for the information to become available in the market.

MNPI is not made public by selective dissemination. Material information improperly disclosed only to a select group of investors or analysts retains its status as “nonpublic” information the use of which is subject to insider trading laws, as well as constituting a violation of the SEC’s prohibition against selective disclosure. Similarly, partial disclosure does not constitute public dissemination. So long as any material componentof the “inside” information has yet to be publicly disclosed, the information is deemed “nonpublic.”
Penalties for Insider Trading

Penalties for trading on or communicating MNPI are severe, both for the individuals involved in such unlawful conduct and, potentially, for their employers. A person can be subject to some or all of the penalties below, even if he or she does not personally benefit from the violation (i.e., if the violation was one for tipping information). Penalties include:
•	Cancellation of trades;

•	Employment actions up to and including termination and referral to regulatory and/or law enforcement authorities;

•	jail sentences of up to ten (10) years (twenty-five (25) years if the conduct constitutes fraud);

•	disgorgement of profits;

•	fines for the person who committed the violation of up to three times the profit gained, or loss avoided,whether or not the person actually benefited; and/or

•	fines for the employer of other controlling person(s), such as a supervisor, of up to the greater of $1 million or three times the amount of the profit gained, or loss avoided.

The foregoing should be understood as a brief synopsis of a complex legal subject matter and shall not be deemed to prohibit conduct that is otherwise lawful and consistent with fiduciary duty.

Rule 10b5-1 Trading Plans

On December 14, 2022, the Securities and Exchange Commission adopted new and amended rules focused on Rule 10b5-1 trading arrangements and other securities transactions involving corporate insiders, including directors and officers (“Trader(s)” or “insider”).

Traders may use Rule 10b5-1 trading plans (“Trading Plan”) to sell and buy stock, and the Company may use such plans when conducting stock buybacks. Properly used, Rule 10b5-1 trading plans will help the Company and its insiders establish an affirmative defense to insider trading laws when engaging in everyday stock transactions.

It is the Company’s policy to meet the requirements of Rule 10b5-1 for securities transactions executed according to a plan entered into, where the Trader does not have material nonpublic information, or MNPI, about the Company.

Good faith requirement

The Company and Traders must adopt Rule 10b5-1 trading plans in good faith and must act in good faith with respect to the plan from the time of adoption through the duration of the plan.

Mandatory cooling-off periods for insiders

Rule 10b5-1 requires the follow cooling-off period between the date a Trading Plan is adopted and the date of the first by Traders in relation to the adoption of modification of a Trading Plan:
•
At least 90 days for directors and officers. A cooling-off period begins on the date of plan adoption or modification by a Company director or officer and ends the later of (1) 90 days thereafter and (2) two business days following filing of a Form 10-Q or 10-K covering the financial reporting period in which the plan was adopted or modified, but in no event later than 120 days.

•	30 days for traders other than directors and officers. A cooling-off period begins on the date of plan adoption or modification for traders other than directors and officers.

Under Rule 10b5-1, only certain types of plan modifications will trigger a new cooling-off period. Modifications that do not change the pricing, amount of securities or timing of trades will not trigger a new cooling-off period. Instances where a broker executing trades on behalf of the insider under Rule 10b5-1 is substituted by a different broker would not require triggering of a cooling-off period, so long as the purchase or sales instructions remain the same.

Prohibition on insiders adopting overlapping plan

Rule 10b5-1 restricts anyone other than the Company from using multiple overlapping Trading Plans.
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Series of contracts treated as a single plan. A series of separate contracts with different brokers may be treated as a single plan so long as the contracts taken together meet the conditions under the rule (but a modification of any contract would be treated as a modification of each other contract under the plan).

•
Overlapping plans that do not authorize trading during same period allowed under certain circumstances. Multiple concurrent Rule 10b5-1 plans are permitted if trading under a later commencing plan is not authorized until all trades under earlier-commencing plans are completed.

However, where the first trade under a later-commencing plan is scheduled during what would have been the cooling-off period for that plan assuming the termination date of the earlier- commencing plan were deemed to be the date of adoption of the later-commencing plan, then Rule 10b5-1 would not be available for the later-commencing plan.
•
“Sell-to-cover” tax withholding plans allowed. A separate plan is permitted for purposes of “sell- to-cover” transactions under which the insider instructs their broker to sell securities to satisfy tax withholding obligations in connection with the vesting of incentive compensation. This exception does not apply to sell-to-cover in connection with option exercises.

Limitation on single-trade plans

A Trading Plan is permitted for only one “single trade” plan entered into by a Trader during any 12- month period. The single-trade limitation also allows sell-to-cover transactions, mirroring the accommodation described above in the context of overlapping plans.

Officer and director representations

Upon adopting a Trading Plan, the relevant officer or director of the Company is required to certify to the company in writing that that at the time of the adoption of a new or modified Rule 10b5-1 Trading Plan they are not aware of any MNPI about the Company or its securities, and that they are adopting the plan  in good faith and not as part of a plan to evade the prohibition against illegal insider trading. The representations may be included in a Rule 10b5-1 plan’s documentation.

Non-Rule 10b5-1 trading arrangements

A trading arrangement with respect to a Company insider would be a “non-Rule 10b5-1 trading arrangement” where the insider asserts that, at a time when they were not aware of material nonpublic information about the security or the issuer of the security, they adopted a written arrangement for trading the securities; and the trading arrangement:
•	Specified the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be subsequently purchased or sold;

•	Included a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which the securities were to be purchased or sold; or

•
Did not permit the insider to exercise any subsequent influence over how, when, or whether to effect purchases or sales; provided, in addition, that any other person who, pursuant to the trading arrangement did exercise such influence must not have been aware of material nonpublic information when doing so.

Mandatory disclosure of trading plans and insider-trading policies

There are disclosure requirements for both Trading Plans and the Company’s insider trading policies that apply whether or not trading plans are entered into by the Company or Traders pursuant to Rule 10b5-1.

Quarterly disclosure of trading plans (but not pricing terms). The Company is required, under Item 408(a) of Regulation S-K, to disclose in its periodic reports (Forms 10-K and 10-Q) any Trading Plans adopted or terminated by any officer or director during the previous quarter, whether or not adopted under Rule 10b5-1, along with a description of the material terms of the plans. The required disclosures include:
•	the name and title of officer or director,

•	the date of adoption or termination,

•	the duration of the plan, and

•	the aggregate amount of securities to be sold or purchased under the plan. Note: The disclosure of pricing terms is not required.

With respect to any given trading arrangement subject to disclosure under Item 408(a) the Company is required to disclose the adoption, modification, or termination of any such trading arrangement, indicating whether or not is a Rule 10b5-1 Trading Plan.

Annual disclosure of insider-trading policies. The Company is required, under Item 408(b) of Regulation S-K, to state in its annual report whether it has adopted policies and procedures for directors, officers and employees, and the Company itself, that are reasonably designed to promote compliance with insider trading laws (or explain why not).

These disclosures are required in annual reports on Form 10-K, proxy and information statements on Schedules 14A and 14C. These disclosures will be subject to the certifications required by the Sarbanes- Oxley Act of 2002, requiring principal executive and financial officers to attest to the accuracy of the statements in Form 10-K.

The Company is required to file a copy of their insider trading policies and procedures as an exhibit to the relevant form, rather than within the body of the relevant report or statement.

Beneficial Ownership Reporting (Section 16)

Insiders subject to Section 16 reporting are required identify whether a sale or purchase reported on either Form 4 or 5 was made pursuant to a Trading Plan intended to satisfy the conditions of a Rule 10b5-1 trading arrangement.

Option grant disclosure

The Company is required, under Item 402(x) of Regulation S-K, to provide narrative disclosure in the proxy statement about its option granting policies and practices regarding the timing of option grants and the release of MNPI. The disclosures should include, where applicable, how Company Directors determine when to grant options and whether and how MNPI is taken into account. The Company must also provide annual proxy statement disclosure of each award of stock options, stock appreciation rights or similar awards that the Company granted.

Disclosures must describe any award granter during the prior year to its named executive officers made in the four business days before the filing of a periodic report (Form 10-K or 10-Q) or reporting of MNPI on Form 8-K (including earnings, but excluding a Form 8-K that is filed to disclose a material option grant under Item 5.02(e)) and ending one business day after a triggering event.

Disclosure of a awarded grants is required in tabular format, tagged in Inline XBRL, and must include for each named executive officer, on an-award-by-award basis:
•	the date of grant,

•	the number of shares underlying the award,

•	the exercise price,

•	the grant date fair value of the award, and

•
the percentage change in the market price of the underlying shares between the closing market price on the trading day before and the trading day after disclosure of the MNPI (combining the final two columns in the proposed rule into a single column).

General Process

There are times when persons associated with the Company may, as a result of such association, have access to MNPI. Although you may notknow the specifics of the material nonpublic development, if you engage in a personal security transaction before such development is disclosed to the public you might expose yourself and the Company to a charge of insider trading. In addition, a trade by you during such a development could result in significant adverse publicity for the Company.

Employees of the Company’s Service Providers may also be deemed to be insiders and may also be subject to the insider trading restrictions of their respective employer.

Black-Out Period and Trading Window

Trading Black-out Period

A black-out period begins fifteen (15) calendar days before either the due date (which date does not include any available extension periods) of the Company’s periodic or annual report on Form 10-Q or 10-K, or fifteen (15) calendar days before the scheduled public release of the Company’s financial results, whichever is earlier. The black-out period ends at the beginning of the second Business Day following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws.

This sensitivity is because officers and directors will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter during that period. Accordingly, this period is referred to as a “black-out” period.

All directors and officers and those other individuals identified by the Company from time to time and who have been notified that they have been so identified are prohibited from trading during such period. The Company will inform Insiders of the anticipated date of public disclosure of financial results upon request.

In addition, from time-to-time Material Nonpublic Information regarding the Company may be pending. While such information is pending, the Company may impose a special “black-out” period during which the same prohibitions and recommendations shall apply.

Additional Trading Prohibitions

From time to time, the Company may prohibit directors, officers and potentially a larger group of individuals including consultants and contractors from trading impacted securities because of material developments known to the Company and not yet disclosed to the public. In such event, directors, officers, and such individuals including consultants and contractors may not engage in any transaction involving the purchase or sale of the impacted securities and should not disclose to others the fact of such suspension of trading. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. The Company would re-open the trading window at the beginning of the second Business Day following the date of public disclosure of the information, or at such time as the information is no longer material.

It should be noted that even during a trading window, any person possessing MNPI concerning the Company, whether subject to the black-out period or not, should not engage in any transactions in impacted securities until such information has been known publicly for at least one Business Day, whether or not the Company has recommended a suspension of trading to that person.

Post-Termination Transactions

If an Insider is aware of MNPI when their employment or services as a director or officer terminate, the Insider may not trade in impacted securities until that information has become public or is no longer material. If the Insider’s employment or services as a director or officer terminate during a blackout period, the Insider may not trade in impacted securities until that blackout period has ended.

Any blackout period restrictions on trading do not apply to transactions made under an approved Rule 10b5-1 trading plan. Trading in impacted securities during the trading window should not be considered a “safe harbor,” and all directors, officers and other persons should always use good judgment.

CCO Pre-Clearance of Rule 105-1 Trading Plans

Any new or modified Rule 10b5-1 Trading Plans should be submitted to the Company’s CCO for pre- clearance before adoption.

The purpose of this pre-clearance is not for Company “approval” of the terms of the trading plan, but to permit the CCO to determine that the plan is being adopted outside any trading blackout period and otherwise complies with the company’s insider trading policy and disclosure obligations.

Violations of this Policy

Any securities transactions deemed a violation of this Policy shall be immediately reported to the Company’s CCO who will report such violations to the Company’s Board of Directors. Insiders considered to be in violation of this Policy and/or its procedures may be subject to penalties. Any questions regarding this Policy should be directed to the Company CCO.
Exhibit A
•	Vivek Bunty Bohra, Independent Director

•	Tracey Brophy Warson, Independent Director

•	Americo Da Corte, Independent Director

•	Michael Chorske, Independent Director

•	Patrick McCauley, Independent Director

•	Supurna VedBrat, Independent Director